OPPENHEIMER EQUITY INCOME FUND, INC. (FKA OPPENHEIMER QUEST CAPITAL VALUE FUND, INC.)
10-31-07
Exhibit 77D1


                   OPPENHEIMER QUEST CAPITAL VALUE FUND, INC.
                          Supplement dated July 3, 2007
                    to the Prospectus dated February 28, 2007
This supplement amends the Prospectus of Oppenheimer Quest Capital Value Fund, Inc. (the "Fund") dated February 28, 2007 and replaces the Prospectus supplement dated February 28, 2007. The Prospectus is amended as follows:
1. The following paragraph is added to the Prospectus:
     At a meeting of held on June 29, 2007, the shareholders of the Fund approved a change of the Fund's investment objective to "the Fund seeks total return." When this change is implemented on August 1, 2007, it will enable the Fund to shift to an equity income strategy with dividends becoming an important investment criterion.
2. Effective July 16th, the section "How the Fund Is Managed - The Manager - Portfolio Manager," beginning on page 13, is deleted in its entirety and replaced by the following:
     PORTFOLIO MANAGER. The Fund's portfolio is managed by Michael Levine who is primarily responsible for the day-to-day management of the Fund's investments. Mr. Levine has been a portfolio manager of the Fund since July 16, 2007 and a portfolio manager and Vice President of the Manager since June 1998. He is a portfolio manager and officer of other portfolios in the OppenheimerFunds complex.
3. Effective July 16th, the section "How the Fund Is Managed - The Sub-Adviser," beginning on page 14, and the section "How the Fund Is Managed - Pending Litigation," beginning on page 15 are deleted in their entirety.
4. Effective July 16th, the section "About the Fund's Investments-Other Investment Strategies-Temporary Defensive and Interim Investments" on page 13 is deleted in its entirely and replaced by the following:
     INVESTMENTS IN OPPENHEIMER INSTITUTIONAL MONEY MARKET FUND. The Fund can invest its free cash balances in Class E shares of Oppenheimer Institutional Money Market Fund, to provide liquidity or for defensive purposes. The Fund invests in Oppenheimer Institutional Money Market Fund rather than purchasing individual short-term investments to try to seek a higher yield than it could obtain on its own. Oppenheimer Institutional Money Market Fund is a registered open-end management investment company, regulated as a money market fund under the Investment Company Act of 1940, as amended and is part of the Oppenheimer Family of Funds. It invests in a variety of short-term, high-quality, dollar-denominated money market instruments issued by the U.S. Government, domestic and foreign corporations, other financial institutions, and other entities. Those investments may have a higher rate of return than the investments that would be available to the Fund directly. At the time of an investment, the Manager cannot predict what the yield of the Oppenheimer Institutional Money Market Fund will be because of the wide variety of instruments that fund holds in its portfolio. The return on those investments may, in some cases, be lower than the return that would have been derived from other types of investments that would provide liquidity. As a shareholder, the Fund will be subject to its proportional share of the expenses of Oppenheimer Institutional Money Market Fund's Class E shares, including its advisory fee. However, the Manager will waive a portion of the Fund's advisory fee to the extent of the Fund's share of the advisory fee paid to the Manager by Oppenheimer Institutional Money Market Fund.
     TEMPORARY DEFENSIVE AND INTERIM INVESTMENTS. For temporary defensive purposes in times of adverse or unstable market, economic or political conditions, the Fund can invest up to 100% of its assets in investments that may be inconsistent with the Fund's principal investment strategies. Generally the Fund would invest in shares of Oppenheimer Institutional Money Market Fund or in the types of money market instruments described above or in other short-term U.S. Government securities. The Fund might also hold these types of securities as interim investments pending the investment of proceeds from the sale of Fund shares or the sale of Fund portfolio securities or to meet anticipated redemptions of Fund shares. To the extent the Fund invests in these securities, it might not achieve its investment objective.
5. Effective August 1st, the section "How the Fund Is Managed," beginning on page 13, is deleted in its entirety and replaced by the following:
     HOW THE FUND IS MANAGED
     THE MANAGER. The Manager chooses the Fund's investments and handles its day-to-day business. The Manager carries out its duties, subject to the policies established by the Fund's Board of Directors, under an investment advisory agreement that states the Manager's responsibilities. The agreement sets the fees the Fund pays to the Manager and describes the expenses that the Fund is responsible to pay to conduct its business.
          The Manager has been an investment adviser since 1960. The Manager and its subsidiaries and controlled affiliates managed more than $245 billion in assets as of March 31, 2007, including other Oppenheimer funds with more than 6 million shareholder accounts. The Manager is located at Two World Financial Center, 225 Liberty Street, 11th Floor, New York, New York 10281-1008.
     ADVISORY FEES. Under the investment advisory agreement, the Fund pays the Manager an advisory fee, calculated on the daily net assets of the Fund, at an annual rate that declines on additional assets as the Fund grows. Effective August 1, 2007 the advisory fee rate is: 0.70% of the first $400 million of average annual net assets of the Fund, 0.68% of the next $400 million, 0.65% of the next $400 million, 0.60% of the next $400 million, 0.55% of the next $400 million, and 0.50% of average annual net assets in excess of $2 billion. The Fund's advisory fee for the period ended October 31, 2006, based on the Fund's former advisory fee schedule, was 0.84% of average annual net assets.
     A discussion regarding the basis for the Board of Directors' approval of the Fund's investment advisory contract is available in the Fund's Semi-Annual Report for the six-month period ended April 30, 2007. PORTFOLIO MANAGER. The Fund's portfolio is managed by Michael Levine who is primarily responsible for the day-to-day management of the Fund's investments. Mr. Levine has been a portfolio manager of the Fund since July 16, 2007 and a portfolio manager and Vice
         President of the Manager since June 1998. He is a portfolio manager and officer of other portfolios in the OppenheimerFunds complex.
6. As of August 1, 2007, the Fund will change its name to "Oppenheimer Equity Income Fund, Inc." 7. As of March 31, 2008, the Fund will make dividend payments quarterly rather than annually.


July 3, 2007                                                     PS0835.024